CURALEAF HOLDINGS, INC.
Voting Instruction Form – Annual General Meeting to be held on June 14, 2024 at 9:00 a.m. (ET)	Trader’s Bank Building 702, 67 Yonge St. Toronto, ON M5E 1J8

Appointee(s)
I/We being the undersigned holder(s) of Curaleaf Holdings, Inc. (the “Company”) hereby appoint Boris Jordan (Executive Chairman) or failing this person, Joseph Lusardi (Executive Vice-Chairman)
OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:
as my/our appointee(s) with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the appointee(s) sees fit) and all other matters that may properly come before the Annual General Meeting of Curaleaf Holdings, Inc. to be held virtually at https://web.lumiagm.com/268315222 at 9:00 a.m. (Eastern Time) or at any adjournment or postponement thereof.

1. Number of Directors. To set the number of directors to ten (10).							For	Against

2. Election of Directors.	For	Withhold		For	Withhold		For	Withhold
a. Boris Jordan			b. Joseph Lusardi			c. Dr. Jaswinder Grover
d. Karl Johansson			e. Peter Derby			f. Mitchell Kahn
g. Shasheen Shah			h. Michelle Bodner
							For	Withhold
3.    Appointment of Auditors. To re-appoint PKF O’Connor Davies, LLP, Chartered Professional Accountants as auditors of the Company and authorize the board of directors of the Company to fix the auditors’ remuneration and terms of engagement.

Signature(s):	Date / / MM / DD / YY
Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any voting instruction form previously given with respect to the Meeting. If no voting instructions are indicated above, this voting instruction form will be voted as recommended by Management.

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.

Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. If you do not mark the box, or do not return this Proxy or register online then it will be assumed you do NOT want to receive Financial Statements.

This voting instruction form is solicited by and on behalf of Management.
Voting Instruction Forms must be received by 4:00 P.M. Eastern Time, on June 14, 2024.
Notes to Voting Instruction Form
Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Annual General Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee(s) in the space provided on the reverse.
1.If a holder appoints a proxyholder, such proxyholder MUST be registered. Holders MUST send an email to appointee@odysseytrust.com by 4:00 p.m. (Eastern Time) on June 12, 2024 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if they are beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via emai
2.If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this voting instruction form in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this voting instruction form with signing capacity stated.
3.This voting instruction form should be signed in the exact manner as the name appears on the voting instruction form.
4.If this voting instruction form is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.The securities represented by this voting instruction form will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this voting instruction form will be voted as recommended by Management.
6.The securities represented by this voting instruction form will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.This voting instruction form confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.This voting instruction form should be read in conjunction with the accompanying documentation provided by Management.
INSTEAD OF MAILING THIS VOTING INSTRUCTION FORM, YOU MAY SUBMIT YOUR VOTING INSTRUCTION FORM USING SECURE ONLINE VOTING AVAILABLE ANYTIME PRIOR TO 4:00 P.M. EASTERN TIME ON JUNE 12, 2024:

To Vote Your Voting Instruction Form Online please visit:
https://vote.odysseytrust.com
You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this voting instruction form.

To Virtually Attend the Meeting:

You can attend the meeting virtually by visiting https://web.lumiagm.com and entering the meeting ID 268-315-222. For further information on the virtual AGM and how to attend it, please view the management information circular of the company. The password to join the meeting is curaleaf2024.
To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com

To vote by your Proxy by mail: Complete and return your signed Proxy in the envelope provided.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Shareholder Address and Control Number Here